Via Facsimile and U.S. Mail
Mail Stop 6010


August 5, 2005


Mr. Philippe Poncet
Chief Financial Officer
Transgene SA
11, rue de Molsheim
67000 Strasbourg, France


Re:	Transgene SA
	Form 20-F for the Fiscal Year Ended December 31, 2004
	Filed May 16, 2005
	File No. 005-50544


Dear Mr. Clanton:

	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5 - Operating and Financial Review and Prospects, page 32

1. Please refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII -
Industry Specific Issues - Accounting and disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Please disclose the following information for each of your major research and development projects:

a. The costs incurred during each period presented and to date on the project;
b. The nature, timing and estimated costs of the efforts necessary to complete the project;
c. The anticipated completion dates;
d. The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
e. The period in which material net cash inflows from significant projects are expected to commence.

Regarding a., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project.
Provide other quantitative or qualitative disclosure that indicates the amount of the company`s resources being used on the project.

Regarding b. and c., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

2. On page 8, you disclosed that some of your technology license agreements require you to achieve development milestones and provide for penalties in the event you cannot demonstrate sufficient efforts to reach the milestones. Please tell us whether it is reasonably likely that achieving these milestones or incurring these penalties would have a material impact on your results of operations, liquidity or financial position. If so, please disclose the nature, timing, likelihood, and amounts of these milestones and penalties, consistent with Section IV of FR-72.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Keira Ino, Staff Accountant, at (202) 551-
3659
or Oscar Young, Senior Staff Accountant, at (202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3679 with any other questions.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief
Accountant
??

??

??

??

Philippe Poncet
Transgene SA
August 5, 2005
Page 1